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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

(Amendment No. 12)

ADC Telecommunications, Inc.
(Name of Subject Company)

Tyco Electronics Minnesota, Inc.
Tyco Electronics Ltd.
(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.20 PER SHARE
(Title of Class of Securities)
(including the associated preferred stock purchase rights)

000886-309
(Cusip Number of Class of Securities)

Robert A. Scott
Executive Vice President and General Counsel
Tyco Electronics Ltd.
1050 Westlakes Drive
Berwyn, Pennsylvania 19312
Telephone: (610) 893-9560
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William H. Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 12 ("Amendment No. 12") amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the "Schedule TO") originally filed on July 26, 2010 by Tyco Electronics Ltd., a Swiss corporation ("Tyco Electronics"), and Tyco Electronics Minnesota, Inc., a Minnesota corporation and an indirect wholly owned subsidiary of Tyco Electronics ("Purchaser"), relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.20 per share (together with the associated preferred stock purchase rights, the "Shares"), of ADC Telecommunications, Inc., a Minnesota corporation ("ADC"), for $12.75 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 26, 2010 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        All capitalized terms used in this Amendment No. 12 without definition have the meanings ascribed to them in the Schedule TO.

        The items of the Schedule TO set forth below, to the extent such items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as described below. All page references in this Amendment No. 12 refer to the Offer to Purchase.

Item 11.    Additional Information.

          Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

              On November 30, 2010, Tyco Electronics received notification that the Ministry of Commerce of the People's Republic of China, which is responsible for the review of acquisition transactions under the Antimonopoly Law and its implementing regulations, has cleared Tyco Electronics' proposed acquisition of ADC. The full text of a press release by Tyco Electronics announcing the clearance by the Ministry of Commerce of the People's Republic of China is filed as exhibit (a)(29) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description
(a)(29)	China Clears Tyco Electronics' Acquisition of ADC, December 2, 2010.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 2, 2010

Tyco Electronics Minnesota, Inc.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Treasurer and Chief Financial Officer
Tyco Electronics Ltd.
By:	/s/ TERRENCE R. CURTIN

Name: Terrence R. Curtin
Title: Executive Vice President and Chief Financial Officer

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  Item 11. Additional Information.
  Item 12. Exhibits.
SIGNATURES